SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                Urban Improvement 1973 - II Limited Partnership
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  MAY 22, 2001
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



-----------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



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         CUSIP No. Not Applicable           13D               Page 2 of 8

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1.       NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

         Equity Resources Brattle Fund Limited Partnership   I.R.S.# 04-3280004
         Equity Resource Bay Fund Limited Partnership   I.R.S.# 04-3293645
         Equity Resource Boston Fund Limited Partnership   I.R.S.#04-3430288
         Mark S. Thompson
         Eggert Dagbjartsson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (A)  [x]
                                                                (B)
3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                 WC $103,050.00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Equity Resource Brattle Fund Limited Partnership is a Massachusetts limited partnership.
         Equity Resource Bay Fund Limited Partnership is a Massachusetts limited partnership.
         Equity Resource Boston Fund Limited Partnership is a Massachusetts limited partnership.
         Mark S. Thompson is a United States citizen.
         Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.       SOLE VOTING POWER

         None.


8.       SHARED VOTING POWER

         60 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Brattle Fund General

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         CUSIP No. Not Applicable           13D               Page 3 of 8


         Partners"). Voting power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         546 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Bay Fund General Partners"). Voting power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         751.5 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Boston Fund General Partners"). Voting power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         See Item 2 below for other required information.

9.       SOLE DISPOSITIVE POWER

         None.

10.      SHARED DISPOSITIVE POWER

         60 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by Brattle Fund General Partners reporting persons in their capacities as general partners of such limited partnership.

         546 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         751.5 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

         See Item 2 below for other required information.



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         CUSIP No. Not Applicable           13D               Page 4 of 8


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         60 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners .

         546 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         751.5 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         See Item 2 below for other required information.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .52% are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         4.73% are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         6.51% are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

         See Item 2 below for other required information.

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         Equity Resource Brattle Fund Limited Partnership             PN
         Equity Resource Bay Fund Limited Partnership                 PN
         Equity Resource Boston Fund Limited Partnership              PN
         Mark S. Thompson                                             IN
         Eggert Dagbjartsson                                          IN


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         CUSIP No. Not Applicable           13D               Page 5 of 8

Item 1.  Security and Issuer

         This statement relates to certain limited partnership units (the "Units") of Urban Improvement 1973-II Limited Partnership, a California limited partnership with its principal executive office at 1 Insignia Financial Plaza, Box 909, Greenville, South Carolina 29602.

Item 2.  Identity and Background.

         (a) The names of the persons filing this statement are Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership (the "Limited Partnerships"), Mark S. Thompson, and Eggert Dagbjartsson (collectively, the "Reporting Persons"). Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership. This statement on Schedule 13D is filed on behalf of all such reporting persons.

         (b) The business address of each of Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund limited partnership, Eggert Dagbjartsson and Mark S. Thompson, is 14 Story Street, Cambridge, Massachusetts 02138.

         (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

         (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Limited Partnerships is a Massachusetts limited partnership. Mark S. Thompson and Eggert Dagbjartsson are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership purchased the Units hereby reported for an aggregate of $103,050.00 cash. The source of such funds was the working capital of these respective limited partnerships.


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         CUSIP No. Not Applicable           13D               Page 6 of 8


Item 4.  Purpose of Transaction.

         Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership acquired the Units for investment purposes. Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership or Equity Resource Boston Fund Limited Partnership, or certain of their affiliates, may in the future seek to acquire additional Units for investment purposes. Except as set forth in the preceding sentence, none of such partnerships, or any of the reporting persons, has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership, beneficially own an aggregate of 1357.5 Units, representing 11.76% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 11.76% because of rounding done pursuant to the instructions to Schedule 13D).

         (b) Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 1357.5 Units referred to in Item 5(a). See Item 2 above for other required information.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
                  to Securities of the Issuer.

                  None.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit 7.1 Agreement dated as of May 22, 2001, between each of the Reporting Persons with respect to the filing of this statement on Schedule 13D.




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         CUSIP No. Not Applicable           13D               Page 7 of 8


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


             May 22, 2001                                 May 22, 2001
                (Date)                                       (Date)

EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERSHIP
						/s/ Eggert Dagbjartsson
    /s/ Eggert Dagbjartsson                   _________________________________
By:____________________________________       Eggert Dagbjartsson, individually
   Eggert Dagbjartsson, as general partner
						/s/ Mark S. Thompson
                                              _________________________________
                                              Mark S. Thompson, individually

EQUITY RESOURCE BAY FUND LIMITED
PARTNERSHIP

	/s/ Eggert Dagbjartsson
By:____________________________________
   Eggert Dagbjartsson, as general partner

EQUITY RESOURCE BOSTON FUND
LIMITED PARTNERSHIP

	/s/ Eggert Dagbjartsson
By:____________________________________
   Eggert Dagbjartsson, as general partner




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         CUSIP No. Not Applicable           13D               Page 8 of 8

                                                                    EXHIBIT 7.1


                                   AGREEMENT


This Agreement, dated as of May 22, 2001, is by and among Mark S. Thompson and Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

         Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 1357.5 units (the "Units") of limited partnership interest in Urban Improvement 1973-II Limited Partnership, a California limited partnership, held by Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership. Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership and Equity Resource Boston Fund Limited Partnership, as the case may be.

         Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

         Executed and delivered as of the date first above written.


EQUITY RESOURCE BRATTLE FUND LIMITED PARTNERSHIP

						/s/ Eggert Dagbjartsson
     /s/ Eggert Dagbjartsson                  _________________________________
By:____________________________________       Eggert Dagbjartsson, individually
   Eggert Dagbjartsson, as general partner
						/s/ Mark S. Thompson
                                              _________________________________
                                              Mark S. Thompson, individually

EQUITY RESOURCE BAY FUND LIMITED
PARTNERSHIP

	/s/ Eggert Dagbjartsson
By:____________________________________
   Eggert Dagbjartsson, as general partner

EQUITY RESOURCE BOSTON FUND
LIMITED PARTNERSHIP

	/s/ Eggert Dagbjartsson
By:____________________________________
   Eggert Dagbjartsson, as general partner